Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 20-18

Alianza to Launch Drill Campaign at Haldane Silver Project, Keno Hill District, Yukon Territory

• Drilling to start in October

• Phase One targeting Middlecoff and West Fault targets

• Phase Two drilling planned for Spring 2021

Vancouver, BC, October 1, 2020 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) is pleased to report that planning and logistical preparations are underway to commence a Phase One drilling program in October/November at the Company’s wholly-owned Haldane high-grade silver target located in the historic Keno Hill Mining District of Yukon Territory. The 8,579 hectare Haldane Property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District. Exploration at Haldane is targeting extensions of historic high-grade silver production as well as newly defined targets in new areas of the property.

“Our 2019 campaign at Haldane was very successful, identifying a new silver-bearing vein system at the Bighorn Zone as well as extending historic high-grade silver mineralization at the Middlecoff Zone,” stated Jason Weber, P.Geo, President and CEO of Alianza. “While Bighorn remains an important target, we will focus on building on the success at Middlecoff and the West Fault Target which had one historic hole that intercepted 320 g/t Ag and 1.12 g/t Au over 2.20 metres.”

A total of 10 holes (approximately 2,500 metres) are planned in the current program with Phase One consisting of 6 holes this fall and Phase Two continuing in the spring after assessing the results from Phase One. The Phase One program will focus on two areas: the Middlecoff and West Fault targets, both centrally located in the Mt Haldane Vein System (MHVS) series of vein-faults. The MHVS hosts high-grade silver mineralization in the core of the property, where the original high-grade silver discoveries were made and mined over 100 years ago. A follow-up Phase Two drilling program will be undertaken in the spring of 2021.

Drilling at the Middlecoff Zone will target a high-grade shoot of silver mineralization intersected in the 2019 program and sampled historically in underground workings. The 2019 program intersected a 1.02 metre intersection that averaged 455.0 g/t silver in HLD19-16 and a separate intersection of 996 g/t silver, 1.486 g/t gold and 28.35% lead over 0.35 metres in a separate interval from the same hole. Three holes are planned to expand upon these intersections.

A previous operator intersected 320 g/t silver, 1.1 g/t gold and 0.7% lead over 2.20 metres at the West Fault, one kilometre north of the Middlecoff Zone. This 2011 drillhole intersection has not been followed up. Three holes are planned to test this mineralization along strike and down dip on the West Fault vein structure.

The 2020 program will focus on these two areas in order to improve efficiencies in logistics through the autumn campaign. New target areas such as the Bighorn Zone discovery, where the first and only drill hole intersected 2.35 metres of 125 g/t silver and 4.39 % lead, will be tested in a 2021 Phase Two program, investigating the target foot print of the 900 by 250 metre multi-element soil geochemical anomaly encompassing four known mineralized structures.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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